UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49311

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Actinver Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5075 Westheimer, Suite 650
(No. and Street)

Houston	Texas	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Xavier Maza — (713) 885-9843
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EEPB, P.C.
(Name – *if individual, state last, first, middle name*)

2950 North Loop West Freeway,Suite 1200	Houston	Texas	77056
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Xavier Maza, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Actinver Securities, Inc., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



PATRICIA DE LEON
Notary Public, State of Texas
Comm. Expires 11-08-2021
Notary ID 125474486

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACTINVER SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2020

C O N T E N T S



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Actinver Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Actinver Securities, Inc. as of December 31, 2020, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and supplemental information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Actinver Securities, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Actinver Securities, Inc.'s management. Our responsibility is to express an opinion on Actinver Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Actinver Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of net capital has been subjected to audit procedures performed in conjunction with the audit of Actinver Securities, Inc.'s financial statements. The supplemental information is the responsibility of Actinver Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

EEPB

EEPB

We have served as Actinver Securities, Inc.'s auditor since 2013.

Houston, Texas

February 25, 2021

ACTINVER SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$ 10,932,908
Commissions receivable	1,450,001
Receivable from related parties	993,808
Other receivable	106,279
Deposits held by clearing brokers, restricted	100,000
Security deposits	6,414
Prepaid and other	193,443
Federal income tax receivable	15,655
TOTAL CURRENT ASSETS	13,798,508

LONG TERM ASSETS

Property and equipment, net	187,313
Operating lease, right-of-use-asset	509,759
Deferred tax asset	44,747
TOTAL LONG TERM ASSETS	741,819
TOTAL ASSETS	$ 14,540,327

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Accounts payable and accrued liabilities	$ 1,325,715
Revenue sharing payable	104,726
Revenue sharing payable, related party	298,890
Related party payable	174,237
Commissions payable	679,280
Current portion of operating lease liability	178,560
State income tax payable	54,950
TOTAL CURRENT LIABILITIES	2,816,358

LONG TERM LIABILITIES

Long term operating lease liability	391,032
TOTAL LONG TERM LIABILITIES	391,032
TOTAL LIABILITIES	3,207,390

STOCKHOLDER'S EQUITY

Common stock, 100 shares authorized, issued, outstanding, $0.01 par value	1
Additional paid-in capital	1,567,799
Retained earnings	9,765,137
TOTAL STOCKHOLDER'S EQUITY	11,332,937
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 14,540,327

The accompanying notes are an integral
part of this financial statement.

ACTINVER SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES

Commissions	$	11,386,060
Investment banking income		263,465
Interest income		131,322
Other income		263,855
TOTAL REVENUES		12,044,702

EXPENSES

Employee compensation and benefits	4,737,826
Clearing, execution and commission fees	884,535
Revenue sharing expense	612,406
Occupancy	256,352
Communications	78,130
Professional fees	868,698
Other expenses	1,876,708
TOTAL EXPENSES	9,314,655

INCOME BEFORE INCOME TAXES		2,730,047
INCOME TAX EXPENSE		614,761
NET INCOME	$	2,115,286

The accompanying notes are an integral
part of this financial statement.

ACTINVER SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2020

	Shares	Common Stock		Additional Paid-in Capital		Retained Earnings		Total
BALANCE AT DECEMBER 31, 2019	100	$	1	$	1,567,799	$	8,149,851	$	9,717,651
Net income	-		-		-		2,115,286		2,115,286
Dividends	-		-		-		(500,000)		(500,000)
BALANCE AT DECEMBER 31, 2020	100	$	1	$	1,567,799	$	9,765,137	$	11,332,937

The accompanying notes are an integral
part of this financial statement.

ACTINVER SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	2,115,286
Adjustments to reconcile net income to net cash		
Provided by operating activities:		
Depreciation and amortization		37,899
Unrealized loss on marketable securities		4,887
Net increase or decrease in assets and liabilities		
Commissions receivable		(250,001)
Receivable from related party		2,492,281
Other receivable		34,243
Prepaid and other		(1,586)
Deferred tax asset		(16,413)
Accounts payable and accrued expenses		(86,187)
Revenue sharing payable		37,896
Revenue sharing payable, related party		(166,631)
Related party payable		(131,745)
Commissions payable		332,027
Income tax payable		1,017
NET CASH PROVIDED BY OPERATING ACTIVITIES		4,402,973
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment		(100,097)
Purchase of security, net		(1,537,137)
NET CASH USED IN INVESTING ACTIVITIES		(1,637,234)
CASH FLOWS USED IN FINANCING ACTIVITIES		
Dividends paid		(500,000)
NET CASH USED IN FINANCING ACTIVITIES		(500,000)
NET INCREASE IN CASH AND		
CASH EQUIVALENTS		2,265,739
CASH AND CASH EQUIVALENTS, beginning of year		8,667,169
CASH AND CASH EQUIVALENTS, end of year	$	10,932,908
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Income taxes paid	$	1,100,054
Interest paid	$	-

The accompanying notes are an integral
part of this financial statement.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

ACTINVER SECURITIES, INC. (the "Company"), a Delaware corporation, is a wholly-owned subsidiary of Actinver Holdings, Inc. (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's management and administrative operations are located in Texas and related sales activities are conducted primarily in Mexico. The Company's customers are primarily individuals and institutions located throughout Mexico. The financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Transactions

As an agent, in the normal course of business, the Company enters into securities transactions which are denominated in foreign currencies, primarily the Mexican peso. Realized and unrealized foreign currency gains and losses on such transactions are recorded in income in the period they are incurred. There is no net realized and unrealized foreign currency loss recorded in 2020. For the purposes of reporting cash flows, the Company has determined that the effect of exchange rate changes on foreign currency transactions is immaterial.

Cash and Cash Equivalents

Money market funds and highly liquid investments, generally government obligations and commercial paper, with an original maturity of three months or less that are not held for sale in the ordinary course of business, if any, are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows. From time to time, cash balances exceed federally insured limits at certain financial institutions. The Company has not incurred any losses to date regarding these balances.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Receivables

During the year, the Company received commissions for various trades of securities. Historically, the Company's management has not experienced losses collecting these commissions and believes the remainder is collectable, thus no allowance has been recorded.

Marketable Securities

Marketable securities and marketable securities sold, not yet purchased held for trading purposes are recorded at fair value. Realized and unrealized gains and losses, determined by the first-in, first-out method, are included in earnings and are presented in other income on the statement of income.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is provided for using the straight-line method over the estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Maintenance and repairs are charged to operations as incurred.

Advertising Costs

The Company expenses advertising and marketing costs as the expenses are incurred. For the year ended December 31, 2020, the Company did not incur advertising expenses.

Security Transactions

Securities transactions and related income and expense are recorded on the trade date. Realized gains and losses from sales of securities are computed using the first-in, first-out method.

Income Taxes

The Company files consolidated Federal and combined state and local tax returns with its Parent company. Federal income taxes are calculated as if the company filed as a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The Company uses the asset and liability method of accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are not likely to be realized.

The Company's deferred tax asset represents the tax effects of taxable temporary differences in book and tax reporting. The taxable temporary differences consist of depreciation methods and lives and the timing of the deduction for certain expenses.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

<u>Lease Accounting</u>

The company accounts for leases under ASC 842, Leases ("ASC 842"), which requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the balance sheet using a method referred to as the right-of-use ("ROU") asset approach.

The standard introduces two lease accounting models, which result in a lease being classified as either a "finance" or "operating" lease on the basis of whether the lessee effectively obtains control of the underlying asset during the lease term. A lease is classified as a finance lease if it meets one of five classification criteria, four of which are generally consistent with current lease accounting guidance. By default, a lease that does not meet the criteria to be classified as a finance lease will be deemed an operating lease. Regardless of classification, the initial measurement of both lease types will result in the balance sheet recognition of a ROU asset representing the Company's right to use the underlying asset for a specified period of time and a corresponding lease liability. The lease liability is recognized at the present value of the future lease payments, and the ROU asset equals the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor, and any indirect costs.

Leases classified as a finance lease will be accounted for using the effective interest method. The lessee will amortize the ROU asset (generally on a straight-line basis in a manner similar to depreciation) and the discount on the lease liability (as a component of interest expense). Leases classified as an operating lease will result in the recognition of a single lease expense amount that is recorded on a straight-line basis (or another systematic basis, if more appropriate).

NOTE 2:   REVENUE RECOGNITION

<u>Revenue Recognition</u>

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

NOTE 2:   REVENUE RECOGNITION (Continued)

<u>Commissions</u>

Commission revenue represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter ("OTC"), as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales, and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis. The following table presents the Company's total commission revenue disaggregated by investment product category for the year ended December 31, 2020:

Equities	$	1,909,144
Options		26,695
Foreign Exchange		257,839
Mutual Funds		7,318,113
OTC Stocks		1,766,494
Alternative Investments		107,775
Commission Income	$	11,386,060

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

NOTE 2:   REVENUE RECOGNITION (Continued)

The following table presents the Company's sales-based and trailing commission revenues disaggregated by product category:

Sales based		
Equities	$	1,909,144
Options		26,695
Foreign exchange		257,839
Mutual funds		245,833
OTC stocks		1,766,494
Alternative investments		107,775
Total sales-based revenue		4,313,780
Trailing		
Mutual funds	$	7,072,280
Total trailing revenue		7,072,280
Total commission revenue	$	11,386,060

Investment banking income includes revenue generated from a private placement offering which is recognized at the closing of the offering.

Interest income is earned from margin accounts and cash equivalents.

Other income primarily includes firm account revenue and gains and losses on firm investments.

NOTE 3:   TRANSACTIONS WITH CLEARING BROKER-DEALER

The Company's clearing broker-dealer is a national United States clearing broker-dealer. The agreement with the clearing broker-dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the clearing broker-dealer.

NOTE 4:   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital and net capital requirements of $8,112,692 and $202,447 respectively. The Company's net capital ratio was 0.37 to 1.

NOTE 5:   PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following at December 31, 2020:

Leasehold improvements	$	258,107
Telephone equipment		81,531
Computer equipment		332,428
Office furniture		278,149
Office equipment		19,493
		969,708
Accumulated depreciation and amortization		(782,395)
Property and equipment, net	$	187,313

Depreciation and amortization expense for the year ended December 31, 2020 was $37,899.

NOTE 6:   RELATED PARTY TRANSACTIONS

On January 1, 2005, the Company entered into a revenue sharing agreement (the Agreement) with Actinver Casa de Bolsa, SA de CV ("Actinver Casa de Bolsa"), the sole owner of the Parent. The Agreement requires the Actinver Casa de Bolsa to receive 20% of commissions charged and received, net of reasonable expenses, to the referred clients accounts for the handling and execution of securities transactions by the Company. The total amount incurred under the Agreement for the year ended December 31, 2020 was $612,406, of which $298,890 is payable as of December 31, 2020.

From time to time the Company advances money to and receives advances from related entities. At December 31, 2020, the Company was owed $993,808 from certain related entities and owed $174,237 to other related entities.

NOTE 7:   INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 is as follows:

Federal		
Current tax expense	$	592,436
Deferred tax benefit		(16,413)
		576,023
State		
Current tax expense		38,738
Tax expense	$	614,761

NOTE 7:   INCOME TAXES *(Continued)*

Deferred tax asset	$	84,083
Deferred tax liability		(39,336)
Deferred tax asset, net	$	44,747

The Company accounts for uncertainty in income taxes in accordance with FASB ASC 740-10, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Company did not have unrecognized tax benefits as of December 31, 2020 and does not expect this to change significantly over the next 12 months. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense in accordance with ASC 740-10-25. As of December 31, 2020, the Company had not accrued interest or penalties relating to uncertain tax provisions.

The Company files consolidated income tax returns with its Parent in the U.S. federal jurisdiction and state of Texas. The Company's federal income tax returns for tax years 2017 and beyond remain subject to examination by the Internal Revenue Service. The Company's Texas Gross Margin tax returns for the tax years 2017 and beyond remain subject to examination by the state of Texas.

NOTE 8:   COMMITMENTS AND CONTINGENCIES

Security Transactions

The Company executes securities transactions on behalf of its customers. If either the customer or the counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security contract is different from the contract value of the transaction. The Company does not expect nonperformance by customers or counterparties.

The Company clears all of its securities transactions through its clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2020, the Company has not recorded liabilities with regard to the right. During 2020, the Company did not pay the clearing brokers any amounts related to these guarantees. The Company's policy is to monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities and any related collateral as well as requiring adjustments of collateral levels as necessary. In addition, the Company has a

NOTE 8:   COMMITMENTS AND CONTINGENCIES *(Continued)*

policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Legal Matters and Contingencies

The Company is subject to claims, lawsuits and other contingencies that arise primarily in the ordinary course of business. The Company has evaluated such claims including consultation with its legal counsel. For remote or reasonably possible claims, no accrual has been recorded or reflected in the accompanying financial statements. When the Company believes the claims are probable and estimable, an accrual is recorded based on the information available and guidance from legal counsel in accordance with FASB ASC 450-20-25. The Company has accrued for $300,000 of contingencies at December 31, 2020.

Other

During the normal course of business, the Company enters into contracts that contain a variety of representation and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

NOTE 9:   LEASES

The Company recognizes an ROU asset and a corresponding lease liability based on the present value of the future lease payments over the lease term at the commencement date.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. For determining the present value of lease payments, we use the discount rate implicit in the lease when readily determinable. As most of the Company's leases do not provide an implicit rate, we use an incremental borrowing rate in determining the present value of lease payments that approximates the rate of interest we would have to pay to borrow on a collateralized basis over a similar term.

The ROU measurement was calculated using the fixed scheduled rent payments up to the maturity date of July 2021 for the office space in San Antonio and December 2024 for the office space in Houston.

The lease agreement does not contain any material residual value guarantees, renewal options or material restrictive covenants.

NOTE 9:   LEASES *(Continued)*

The Company determines if an agreement is a lease at inception. A lease is defined as a contract, or part of a contract, that conveys the right to control the use of identified property, plant or equipment (an identified asset) for a period of time in exchange for consideration.

Lease Expense

The following table presents the lease expenses as of December 31, 2020:

Operating lease expense	$ 209,114
Short-term lease expense	47,238
Total lease expense	$ 256,352

Other Information

The following table presents supplemental cash flow information and the weighted average rate and term for the operating leases:

Cash paid for amounts included in measurement of the lease liability:

Operating cash flows from the operating lease	$ 225,021
Weighted-average remaining lease term (years)	2.9
Weighted-average discount rate	5%

Maturities

The maturity of the lease liability on an undiscounted cash flow basis and a reconciliation to the operating lease liability recognized on the statement of financial condition as of December 31, 2020:

2021	$ 192,494
2022	142,056
2023	143,798
2024	144,152
Total lease payments	622,500
Less: Interest	(52,908)
Present value of the lease liability	$ 569,592
Current portion of lease obligation	$ 178,560
Long-term lease obligation	391,032
Total operating lease liability	$ 569,592

NOTE 10:   DEFINED CONTRIBUTION EMPLOYEE BENEFIT PLAN

The Company participates in a qualified 401(k) plan which covers all compensated employees. Employer contributions are in accordance to the "Safe Harbor" provision of the law. For the year ended December 31, 2020, the Company incurred expenses of $103,601 relating to the plan.

NOTE 11:   SUBORDINATED LIABILITIES

The Company had no subordinated liabilities at any time during the year ended December 31, 2020.   Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2020.

NOTE 12:   SUBSEQUENT EVENTS

Subsequent events were evaluated from January 1, 2021 through February 25, 2021, which is the date the financial statements were available to be issued. No reportable subsequent events were noted.

SUPPLEMENTAL INFORMATION

ACTINVER SECURITIES, INC.

SUPPLEMENTAL SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2020

Net capital:

Total stockholder's equity	$	11,332,937
Reductions and charges:		
Nonallowable assets:		
Commissions receivable		1,450,001
Receivable from affiliate		1,130,763
Security deposit		6,414
Deferred taxes		84,083
Federal income tax receivable		15,655
Other		299,722
Property and equipment, net		187,313
Total nonallowable assets and charges, net		3,173,951
Net capital before haircuts on security positions		8,158,986
Haircuts on non-security positions		46,294
Net capital	$	8,112,692
Aggregate indebtedness		
Accounts payable and accrued expenses	$	1,548,323
Commissions payable		679,280
Revenue sharing payable		104,726
Revenue sharing payable, related party		298,890
Related party payable		311,191
Deferred tax liability		39,336
State taxes payable		54,950
Total aggregate indebtedness	$	3,036,696
Ratio of aggregate indebtedness to net capital		0.37 to 1
Computation of basic net capital requirement		
Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $100,000)	$	202,447
Excess net capital	$	7,910,245

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by Actinver Securities, Inc. and included in the Company's unaudited Part II A Focus report filing as of December 31, 2020.

STATEMENT OF OMITTED SUPPLEMENTAL DATA

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because Actinver Securities, Inc. is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(ii). The conditions of the exemption were being complied with as of December 31, 2020 and no facts came to our attention to indicate that the exemption had not been complied with during the fiscal year ended December 31, 2020.

ACTINVER SECURITIES, INC.

EXEMPTION REPORT
For the year ended December 31, 2020

I, as a member of management of Actinver Securities, Inc. (the “Company”), am responsible for complying with 17 C.F.R. §240.17a-5, “Reports to be made by certain brokers and dealers” and complying with 17 C.F.R. §240.15c3-3(k)(2)(ii), (the “exemption provisions”). To the best of my knowledge and belief I state the following:

(1) I identified the exemption provisions and (2) I met the identified exemption provisions throughout the year ended December 31, 2020 without exception.

I, Xavier Maza, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:

By: ______________________
0F91CCC286F046F...

Title: President

Date: February 03, 2021



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Actinver Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Actinver Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Actinver Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Actinver Securities, Inc. stated that Actinver Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Actinver Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Actinver Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EEPB

EEPB

Houston, Texas

February 25, 2021



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

Board of Directors of Actinver Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Actinver Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating Actinver Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Actinver Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Actinver Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Actinver Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

EEPB

EEPB

February 25, 2021

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12-31-2020

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Actinver Securities Inc.
5075 Westheimer Rd, Suite 650
Houston, Texas 77056

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kristy Johnson (281) 367-0380

2. A. General Assessment (item 2e from page 2) $ 5,768

B. Less payment made with SIPC-6 filed (**exclude interest**) (206)

09-14-2020
Date Paid

C. Less prior overpayment applied (3,129)

D. Assessment balance due or (overpayment) 2,433

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $2,433

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 2,433

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Actinver Securities Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 01 day of February 20 21.

Designated Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2020
and ending 12/31/2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 12,039,814
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	7,318,113
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	876,055
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	8,194,168
2d. SIPC Net Operating Revenues	$ 3,845,646
2e. General Assessment @ .0015	$ 5,768

(to page 1, line 2.A.)

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